SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

MEDICAL PROPERTIES TRUST, INC.
(Name of Subject Company (Issuer))

MEDICAL PROPERTIES TRUST, INC.
(Names of Filing Persons (Issuer))

MPT Operating Partnership, L.P. 6.125% Exchangeable Senior Notes due 2011
(Title of Class of Securities)
55342NAE0
(CUSIP Number of Class of Securities)

Edward K. Aldag, Jr.
Chairman, President, Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755
With copies to:
Ettore A. Santucci, Esq.
Yoel Kranz, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*

$146,248,854.00	$10,427.54

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $146,248,854. The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. In accordance with Rule 0-11(a)(2), the filing fee was offset at the time of the initial filing on April 12, 2010 by $10,427.54 out of a total of $39,502.04 of unutilized fees relating to $601,285,769 of unsold securities previously registered on the registration statement on Form S-3 (Registration No. 333-140433), originally filed by Medical Properties Trust, Inc. on February 2, 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	Medical Properties Trust, Inc.
Form or Registration No.:	333-140433	Date Filed:	February 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*	If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2010, by Medical Properties Trust, Inc. (“Medial Properties Trust”). The Original Schedule TO, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on April 21, 2010 (as amended, the “Schedule TO”), relates to the offer by Medical Properties Trust to purchase for cash any and all of MPT Operating Partnership, L.P.’s (the “Operating Partnership”) outstanding 6.125% Exchangeable Senior Notes due 2011 (the “Notes”). The Operating Partnership is an indirect subsidiary of Medical Properties Trust.
     This Amendment No. 2 reports the results of the Tender Offer and includes only the items in the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.
     This Amendment No. 2 and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:
     The Tender Offer expired at 12:00 midnight, New York City time, on May 7, 2010, which we refer to as the Expiration Date. On May 10, 2010, the Company announced the acceptance for purchase of all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer as of the Expiration Date. $113,235,000 aggregate principal amount of Notes, representing 82.05% of the aggregate principal amount of the outstanding Notes prior to the Tender Offer, were validly tendered and accepted for purchase in the Tender Offer, at a purchase price of $1,030 per $1,000 principal amount of Notes, plus accrued and unpaid interest to, but not including, the date of payment. A copy of Medical Properties Trust’s press release announcing the expiration and final results of the Tender Offer is filed as Exhibit (a)(5)(B) hereto.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by substituting or adding the following exhibit:
     (a)(5)(B) Press Release, dated May 10, 2010, announcing Medical Properties Trust, Inc.’s closing of the tender offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDICAL PROPERTIES TRUST, INC.
By:	/s/ R. Steven Hamner
	Name:	R. Steven Hamner
	Title:	Executive Vice President and Chief Financial Officer

Dated: May 10, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated April 12, 2010.
(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)*	Letter to Brokers, Dealers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients.
(a)(5)(A)*	Press Release, dated April 12, 2010, announcing Medical Properties Trust, Inc.’s launch of the tender offer.
(a)(5)(B)**	Press Release, dated May 10, 2010, announcing Medical Properties Trust, Inc.’s closing of the tender offer.
(b)	Not applicable.
(d)(1)	Indenture, dated as of November 6, 2006, among MPT Operating Partnership, L.P., as Issuer, Medical Properties Trust, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (filed as Exhibit 4.1 to Medical Properties Trust’s Current Report on Form 8-K dated November 6, 2006, filed with the Commission on November 13, 2006).
(d)(2)	Registration Rights Agreement, dated as of November 6, 2006, among Medical Properties, Inc., MPT Operating Partnership, L.P. and UBS Securities LLC and J.P. Morgan Securities Inc., as representatives of the initial purchasers (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated November 6, 2006, filed with the Commission on November 13, 2006).
(d)(3)	Second Amended and Restated 2004 Equity Incentive Plan (filed as Exhibit A to Medical Properties Trust’s Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2007).
(d)(4)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (LTIP Units) (filed as Exhibit 10.2 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 6, 2007).
(d)(5)	Form of Medical Properties Trust, Inc. 2007 Multi-Year Incentive Plan Award Agreement (Restricted Shares) (filed as Exhibit 10.1 to Medical Properties Trust’s Current Report on Form 8-K dated July 31, 2007, filed with the Commission on August 15, 2007).
(d)(6)	Underwriting Agreement, dated as of April 20, 2010, among Medical Properties Trust, Inc., MPT Operating Partnership, L.P., and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters listed therein (filed as Exhibit 1.1 to Medical Properties Trust’s Current Report on Form 8-K dated April 20, 2010).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO

**	Filed herewith